EXHIBIT 3

December 8, 1997

To Our Stockholders:

  As previously announced, the Board of Directors of President Casinos, Inc. has adopted a Stockholder Rights Plan pursuant to which preferred stock purchase rights have been distributed as a dividend at the rate of one Right for each share of President's Common Stock issued and outstanding as of the close of business on December 8, 1997. Enclosed is a Summary of the President Casinos, Inc. Stockholder Rights Plan. It is being furnished pursuant to the Rights Agreement, dated as of November 20, 1997, between President Casinos, Inc. and ChaseMellon Shareholder Services, as Rights Agent.

  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission and is available free of charge from either President, or the Rights Agent, ChaseMellon.

  Since no separate certificates evidencing the Rights are being issued at this time, stockholders of record may wish to keep copies of the enclosed Summary with their Common Stock certificates.


Very truly yours,



John S. Aylsworth
President and
Chief Operating Officer
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                          Summary of Preferred Stock
                               Purchase Rights

                           PRESIDENT CASINOS, INC.

  Effective November 20, 1997, the Board of Directors of President Casinos, Inc. (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right (collectively, the "Rights") for each outstanding share of common stock, $0.06 par value (the "Common Stock"), of the Company (other than shares held in the Company's treasury). The dividend distribution is payable to the stockholders of record at the close of business on December 8, 1997 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as Series A Junior Participating Preferred Stock, $0.01 par value (the "Preferred Stock"), at a price of $30.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right Certificates will be distributed. Until the earlier of (i) ten days following the first to occur of (a) a public announcement that, without the prior written consent of the Board of Directors of the Company, a person or group of affiliated or associated person other than (1) the Company, a subsidiary of the Company or any employee benefit plan of the Company or a subsidiary of the Company or (2) John E. Connelly or certain descendants, family members or affiliates of John
E. Connelly (an "Acquiring Person") has acquired, or obtained the right to acquire, outstanding shares of Common Stock of the Company representing 20% or more of the voting power of the Company or (b) the date on which the Company first has notice or otherwise determines that a person has become an Acquiring Person (the "Stock Acquisition Date") or (ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer, without the prior written consent of the Board of Directors of the Company, for outstanding shares of such Common Stock representing 20% or more of the voting power of the Company (the earlier of the dates in clause
(i) or (ii) above being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of and after the Record Date (other than shares held in the Company's treasury), by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer, new issuance or issuance from the Company's treasury of the Company's Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of and after the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date,
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separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

  Notwithstanding the above, a person will not be deemed to be an Acquiring Person if such person: (x) owns outstanding shares of the Common Stock of the Company representing 20% or more of the voting power of the Company as of December 8, 1997 or becomes the owner of such Common Stock representing 20% or more of the voting power of the Company following an acquisition of the Company's voting securities by the Company, unless such person subsequently acquires additional voting securities of the Company (other than by means of a stock dividend, stock split, recapitalization or similar event); or (y) has become an Acquiring Person inadvertently and divests promptly a number of voting securities so as to no longer be an Acquiring Person. In addition, notwithstanding the foregoing, no person shall become an Acquiring Person as the result of an acquisition of voting securities of the Company from an Exempt Person (as defined in the Rights Agreement) in accordance with the provisions of that certain Agreement, dated November 20, 1997 by and among the Company, John E. Connelly, Cruise Lines, Inc. and J. Edward Connelly Associates, Inc. (the "Transfer Agreement"); provided, however, that any such person purchasing voting securities of the Company pursuant to the Transfer Agreement shall become an Acquiring Person upon any acquisition of any additional voting securities of the Company in any manner other than pursuant to a stock dividend, stock split, recapitalization or similar transaction that does not affect the percentage of outstanding percentage of voting securities beneficially owned by such person.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on December 7, 2007, unless earlier redeemed or exchanged by the Company, as described below.

  The Purchase Price payable, the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or issuance of Common Stock or reclassification of the Preferred Stock, (ii) upon the distribution to holders of Preferred Stock of rights or warrants to subscribe for shares of Preferred Stock or securities convertible into Preferred Stock at less than the then current market price of the Preferred Stock, or (iii) upon the distribution to holders of Preferred Stock of evidences of indebtedness, cash or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Stock) or of convertible securities subscription rights or warrants (other than those referred to above).

  In the event that, following the Distribution Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Common Stock is exchanged or changed or 50% or more of the Company's assets or earning power is sold (in one transaction or a series of transactions), proper provision shall be made

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
so that each holder of a Right shall thereafter have the right to receive, in lieu of shares of Preferred Stock, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a market value of two times the Purchase Price (such right being called the "Merger Right").

  In the event that any person shall become an Acquiring Person and subject to the availability of Common Stock, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, in lieu of shares of Preferred Stock, upon exercise that number of shares (or fractional shares) of Common Stock having a market value of two times the Purchase Price, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares (such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right unless and until such holder exercises the Subscription Right.

  Any Rights that are beneficially owned by an Acquiring Person or an Affiliate or an Associate of an Acquiring Person will become null and void upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right and any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Merger Right or the Subscription Right.

  With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Preferred Stock or the Common Stock as the case may be on the last trading date prior to the date of exercise.

  At any time prior to a Person becoming an Acquiring Person or December 7, 2007, the Company's Board of Directors may elect to redeem the Rights in whole, but not in part, at a price of $.001 per Right. Additionally, following the Stock Acquisition Date but prior to an event giving rise to the Merger Right, the directors of the Company who are members of the Board and who are not Acquiring Persons or affiliates or associates of Acquiring Persons and who were members of the Company's Board of Directors prior to the Stock Acquisition Date (the "Continuing Directors") may redeem the then outstanding Rights in whole, but not in part, at a price of $.001 per Right, provided that either (a) the Acquiring Person reduces its beneficial ownership to less than 20% of the voting power of the Company in a manner satisfactory to the Continuing Directors and there are no more Acquiring Persons, or (b) such redemption is incidental to a merger or other business combination involving the Company but not involving the Acquiring Person. Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company shall make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

  At any time after a Person becomes an Acquiring Person but prior to such

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
time that any Person becomes the beneficial owner of 50% or more of the outstanding shares of the Company's Common Stock, the Company may elect to effect a full or partial exchange of Rights for the Company's Common Stock at an initial exchange ratio of one share of Common Stock for each Right exchanged. Alternatively, the Company may elect to effect the exchange of Rights using Preferred Stock at an initial exchange ratio of one one-hundredth of a share of Preferred Stock for each Right exchanged.

  The Preferred Stock purchasable upon exercise of the Rights will be non-redeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential dividend in an amount equal to the greater of $.01 per share or 100 times any dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of $.10 or 100 times the payment made per each share of Common Stock. Each one one-hundredth of a share of Preferred Stock will have one vote, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one one-hundredth of a share of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

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